SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)

Statement of Financial Condition

December 31, 2023

(With Report of Independent Registered Public Accounting Firm Thereon)

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154-0102

Report of Independent Registered Public Accounting Firm

To the Stockholder and Board of Directors
SMBC Nikko Securities Canada, Ltd.:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SMBC Nikko Securities Canada, Ltd. (the Company) as of December 31, 2023, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

KPMG LLP

We have served as the Company's auditor since 2019.

New York, New York
February 23, 2024

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Statement of Financial Condition
December 31, 2023


Assets


Cash and cash equivalents	$	24,766,995
Fee receivable		503,248
Other assets		303,523
Total assets	$	25,573,766


Liabilities and Stockholder's Equity


Liabilities:		
Payable to affiliates	$	793,971
Accounts payable, accrued expenses, and other liabilities		156,578
Total liabilities		950,549
Stockholder's equity:		
Common stock, no par value and additional paid in capital		
275,000 shares issued and outstanding		20,720,681
Retained earnings		3,803,947
Accumulated other comprehensive income		98,589
Total stockholder's equity		24,623,217
Total liabilities and stockholder's equity	$	25,573,766

See accompanying notes to statement of financial condition.

SMBC NIKKO SECURITIES CANADA, LTD.
(A Wholly-owned Subsidiary of SMBC Nikko Securities America, Inc.)
Notes to Statement of Financial Condition
December 31, 2023

(1)   Organization

SMBC Nikko Securities Canada, Ltd. (the "Company") was incorporated in British Columbia, Canada on June 1, 2018 and is registered with the U.S. Securities and Exchange Commission as a broker-dealer. The Company is established to underwrite and privately place Canadian securities on an economics only basis. The Company's functional currency is Canadian Dollar ("CAD"). These statement of financial condition are presented in U.S. Dollar ("USD"). The Company does not and will not receive or maintain any customer funds or securities and thus is allowed to file an exemption report under SEC Release 34-70073, dated July 30, 2013.

The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), the Ontario Securities Commission and the Canadian Investment Regulatory Organization ("CIRO"), the Canadian national self-regulatory organization, as an Investment Dealer, and is subjected to the rules and regulations of these organizations.

The Company is a wholly-owned subsidiary of SMBC Nikko Securities America, Inc. ("Nikko America"). Nikko America is a registered broker-dealer incorporated in the United States and is a majority-owned subsidiary of SMBC Americas Holdings, Inc. ("SMBC AH") with 80% ownership and the other 20% is owned by SMBC Nikko Securities, Inc. ("SMBC-Nikko"). SMBC AH is a wholly-owned U.S. subsidiary of Sumitomo Mitsui Banking Corporation ("SMBC") which is ultimately wholly-owned by Sumitomo Mitsui Financial Group ("SMFG"), a Japanese corporation.

(2)   Significant Accounting Policies

Basis of Presentation and Use of Estimates

The Company's statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles ("US GAAP"). The preparation of the statement of financial condition requires management to make estimates and assumptions that affect the reported amounts of asset and liabilities, disclosures of contingent assets and liabilities at the date of the statements of financial condition.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents consist of demand deposits held in banks which amounted to $24,766,995 as of December 31, 2023. The Company does not have any restricted cash as of December 31, 2023.

Foreign Currency

Assets and liabilities denominated in non-CAD currencies are remeasured into CAD equivalents using year-end spot foreign currency rates. For statement of financial condition preparation, the Company's balances are translated into USD in accordance with ASC 830, *Foreign Currency Matters*.

(3)   Related-Party Transactions

In the normal course of business the Company engages in transactions with its parent, Nikko America, which provides operational services to the Company and charges a fee pursuant to a Service Level Agreement or gets reimbursement of dual employee expenses pursuant to Employee Reimbursement Agreement. In addition, Nikko America pays certain expenses on behalf of the Company, which the Company reimburses accordingly. The following amounts are related party transactions with Nikko

America, which are included in the accompanying statement of financial condition as of December 31, 2023:

Statement of Financial Condition
Liabilities:

Payable to Affiliates	$	793,971

(4)   Income Taxes

The Company accounts for all income taxes in accordance with the asset-and-liability method of accounting required under ASC 740, *Income Taxes*. Under this method, deferred income taxes are recognized for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. If appropriate, deferred tax assets are adjusted by a valuation allowance, which reflects expectations of the extent to which such assets will be realized.

It is the Company's policy that, pursuant to ASC 740, any state or local tax computed based on capital is considered a franchise tax.

The Company evaluates its uncertain tax positions and the related tax reserves in accordance with the framework set out under ASC 740 which prescribes a recognition threshold and a measurement attribute for the statement of financial condition recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely than-not to be sustained upon examination by taxing authorities. The amount recognized is measured as the amount of benefit that represents a greater than 50% likelihood of being realized upon ultimate settlement.

Under Canadian income tax calculation, the Company has no deferred tax asset for the year ended December 31, 2023.

The Company is open to examination both in the United States and Canada from 2019 and subsequent tax years. As of December 31, 2023, the Company has no uncertain tax positions.

Foreign currency translation adjustment under ASC 830, *Foreign Currency Matters* is not subject to income taxes at the stand-alone entity level.

(5)   Net Capital Requirements

The Company, as a registered broker dealer in securities, is subject to the net capital requirements of SEC Rule 15c3-l. The Company is required to maintain minimum net capital at the greater of $100,000 or 6-2/3% of aggregate indebtedness. As of December 31, 2023, the Company's net capital was $22,308,583 which exceeded the required minimum by $22,208,583.

(6)   Subsequent Events

Management has evaluated all subsequent events for the Company after the balance sheet date through February 23, 2024, and has concluded there are no events identified that require financial statement recognition or disclosure.